Filed Pursuant to Rule 433

under the Securities Act

Registration Statement

No. 333-251945

Santander Holdings USA, Inc.

$500,000,000 4.260% Fixed-to-Floating Rate Senior Notes due 2025

Pricing Term Sheet

Issuer:	Santander Holdings USA, Inc. (the “Issuer”)

Securities:	Fixed-to-Floating Rate Senior Notes due 2025 (the “notes”)

Expected Ratings[1]:	Baa3 (Stable) / BBB+ (Stable) / BBB+ (Stable) (M/S/F)

Security Type:	Fixed-to-Floating Rate Senior Unsecured Notes

Trade Date:	June 6, 2022

Settlement Date:	June 9, 2022 (T+3). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Maturity Date:	June 9, 2025

Principal Amount:	$500,000,000

Benchmark Treasury:	UST 2.50% due May 31, 2024

Benchmark Treasury Yield:	2.730%

Spread to Benchmark Treasury:	153 basis points

Fixed Rate Period:	The period from and including the issue date to but excluding June 9, 2024.

Floating Rate Period:	The period from and including June 9, 2024, to but excluding the Maturity Date.

Interest:

During the Fixed Rate Period, interest on the notes will be payable at a rate of 4.260% per annum (the “Initial Interest Rate”).

During the Floating Rate Period, the interest rate on the notes will be equal to the Benchmark (as defined below) plus the Margin (as defined below). The interest rate on the notes will be calculated quarterly on each Interest Determination Date (as defined below).

Benchmark:	The “Benchmark” means, initially, the Secured Overnight Financing Rate (“SOFR”) (compounded daily over a quarterly Floating Rate Interest Period (as defined below) in accordance with the specific formula described in the prospectus supplement). As further described in the prospectus supplement, (i) in determining the base rate for a U.S. Government Securities Business Day (as defined below), the base rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the base rate for any other day, such as a Saturday, Sunday or holiday, the base rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day.

Floating Rate Margin:	138 basis points

Interest Payment Dates:

Fixed Rate Period

During the Fixed Rate Period, interest will be payable on the notes semi-annually each June 9 and December 9, commencing on December 9, 2022 (each, a “Fixed Rate Period Interest Payment Date”).

Floating Rate Period

During the Floating Rate Period, interest will be payable on the notes quarterly on September 9, December 9, March 9 and on the Maturity Date (each a “Floating Rate Period Interest Payment Date” and, together with the Fixed Rate Period Interest Payment Dates, the “Interest Payment Dates”).

Public Offering Price:	100%

Net Proceeds:	$498,750,000 (before expenses)

Optional Redemption:

On or after December 6, 2022 (180 days after the issue date) (or, if additional notes are issued, beginning 180 days after the issue date of such additional notes), and prior to June 9, 2024 (which is the date that is one year prior to the Maturity Date) (the “First Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On the First Par Call Date, we may redeem the notes, in whole but not in part, or on or after May 9, 2025 (which is the date that is one month prior to the Maturity Date), in whole or in part, at any time and from time to time, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Listing:	The notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the notes.

CUSIP:	80282K BD 7

ISIN:	US80282KBD72

Joint Book-Running Managers:	Santander Investment Securities Inc. BMO Capital Markets Corp. Deutsche Bank Securities Inc. RBC Capital Markets, LLC

Co-Managers:	J.P. Morgan Securities LLC Samuel A. Ramirez & Company, Inc. Wells Fargo Securities, LLC

The Issuer has filed a registration statement (File No. 333-251945) including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling (i) Santander Investment Securities Inc. toll-free at 1-855-403-3636; (ii) BMO Capital Markets Corp. toll-free at 1-866-864-7760; (iii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or (iv) RBC Capital Markets, LLC toll-free at 1-866-375-6829.

1	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.